VTEX 6-K

Exhibit 99.3

VTEX

Proxy for Annual General Meeting of Shareholders on
May 24, 2024

Solicited on Behalf of the Board of Directors

I/We
Please Print Name(s)

of
Please Print Address(es)

being  (a) shareholder(s) of the Company hereby appoint Julia Vater Fernández, or failing her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxy to vote all the shares of Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of VTEX,  to be held at 10:00 am (ET) on May 24, 2024 at Floor 4, Willow House Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and at any adjournments or postponements thereof, as  follows:

                  (Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

VTEX

May 24, 2024

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your Proxy Material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are

available at - https://www.investors.vtex.com/

Please sign, date and mail

your proxy card in the

envelope provided as soon as possible

Please detach along the perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ON THE RATIFICATION OF SILVIA MAZZUCCHELLI

AS MEMBER OF THE BOARD OF DIRECTORS, AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ⛝

that chan
YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS		RESOLUTIONS OF THE ANNUAL GENERAL MEETING:
				FOR	AGAINST	ABSTAIN
		1.	To resolve, as an ordinary resolution, the ratification of Silvia Mazzucchelli as a member of the Board of Directors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	2.	The ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2023.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.